Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Tata Motors Group global wholesales at 89,108 in October 2019

Mumbai, November 12, 2019: The Tata Motors Group global wholesales in October 2019, including Jaguar Land Rover, were at 89,108 nos., lower by 19%, as compared to October 2019.

Global wholesales of all Tata Motors’ commercial vehicles and Tata Daewoo range in October 2019 were at 28,478 nos., lower by 36%, over October 2018.

Global wholesales of all passenger vehicles in October 2019 were at 60,630 nos., lower by 7% as compared to October 2018.

Global wholesales for Jaguar Land Rover were 47,278 vehicles (*JLR number for October 2019 includes CJLR volumes of 3,721 units). Jaguar wholesales for the month were 12,367 vehicles, while Land Rover wholesales for the month were 34,911 vehicles.

*CJLR – It is a JV between JLR and Chery Automobiles and is an unconsolidated subsidiary for JLR

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About Tata Motors

Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 44 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses. Part of the USD 110 billion Tata group, Tata Motors is India’s largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. It has operations in India, the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 134 subsidiaries, associate companies and joint ventures, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India’s market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With ‘Connecting Aspirations’ at the core of its brand promise, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

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